TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company” or “Teryl”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES CORP. PURCHASES
AEROMAGNETIC DATA ON ITS BISBEE, GOLD HILL,
ARIZONA PROPERTY

For Immediate Release: April 19, 2007, Vancouver, B.C. – Teryl Resources Corp. (TSX Venture Exchange: TRC) announces the Edcon-PRJ Arizona – New Mexico Aeromagnetic data was purchased for the Gold Hill claims. The Gold Hill claims are located 3.6 miles from of the Lavender Pit, which produced 75 million tons of copper, gold, and silver ore for Phelps Dodge Corporation.

This information was integrated and interpreted in search of permissive patterns and magnetic characteristic which would indicate possible porphyry and replacement manto styles of mineralization similar to the Lavender Pit and the large low grade Cochise Project area.

An Induced Polarization Survey is recommended to test for the presence of disseminated sulphides at depth, and if positive a grid should be completed using 500 meter line spacing covering Teryl’s Gold Hill Property.

In addition, two weak magnetic highs have been targeted as potential replacement / manto like bodies. The lense like shape and proximity to significant copper results from a few samples collected by Thomas Parkhill warrant an induced polarization test line on each target.

The aeromagnetic interpretation report was prepared by Carl Windels, a consulting Geophysicist.

Drilling on the Gold Hill claims to commence as soon as the group geophysical survey has been completed and interpreted.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish

Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property.

Teryl Resources Corp. has an agreement on seven patented claim blocks, consisting of 248 acres, in the Warren Mining District, Cochise County, Arizona. The seven patented claim blocks are called the Gold Hill prospect, which includes the Old Gold Hill, Superior, and Baston mines. The Gold Hill copper, gold, and silver property is four miles west of the Copper Queen/Lavender Pit mine, one of the richest copper mines in history, owned by Phelps Dodge Corporation, which has produced 75 million tons of ore from 1954 to 1970.

Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada.

Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:             John Robertson - 800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Forward-Looking Statements
Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.